EXHIBIT 99.2


03/CAT/22

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FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Wednesday 3 September 2003

For Further Information Contact:        Weber Shandwick Square Mile (Europe)
--------------------------------        ------------------------------------
Cambridge Antibody Technology           Tel: +44 (0) 20 7067 0700
Tel: +44 (0) 1223 471 471               Kevin Smith
Peter Chambre, Chief Executive Officer  Rachel Lankester
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate   BMC Communications/The Trout Group (USA)
  Communications                        ----------------------------------------
                                        Tel: +1212 477 9007
Micromet AG                             Brad Miles, ext 17 (media)
-----------                             Brandon Lewis, ext.15 (investors)
Tel: +49 89 895 277-0
Jens Hennecke (Business Developmen)
Evelyn Wolf, (Press)
Ines-Regina Buth (Investors)



CAMBRIDGE ANTIBODY TECHNOLOGY  ANNOUNCES PRODUCT LICENCE AGREEMENT WITH MICROMET
AG

Micromet granted licence to commercialise therapeutic antibody product in cancer

Cambridge, UK... Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ:
CATG) today announces the grant of a non-exclusive patent licence to Micromet AG for the development and commercialisation of its proprietary human therapeutic antibody candidate MT201. The antibody, developed using phage display technologies controlled by CAT, is specific for the epithelial tumour target EpCAM and has the potential to address a broad range of cancer indications. MT201 is the subject of a co-development agreement with Novuspharma SpA to jointly develop the candidate through a Phase II programme scheduled to commence shortly.

Under the terms of the agreement with CAT, Micromet receives a worldwide licence in respect to all CAT's antibody phage display technology patents, both pending and granted, to develop antibody-based products targeting the EpCAM antigen. In return, CAT will receive an upfront licence fee from Micromet as well as milestone and


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royalty payments on human antibody-based products developed against the EpCAM target by Micromet and its partners.


Peter Chambre, CAT's Chief Executive Officer, commented; "We are very encouraged by the commitment and progress made by Micromet in therapeutic antibody development and are pleased that the company views a licence to CAT's antibody phage display patents as fundamental to its investment in this area. CAT's patent licensing strategy supports the growing enthusiasm for human antibodies as an extremely important class of drug addressing major areas of unmet medical need."

Christian Itin, Chief Business Officer of Micromet, commented; "CAT's antibody phage display technology was critical to the generation of MT201, a fully human IgG targeting EpCAM. The additional unique binding properties of MT201 came about as a result of the innovative approaches to display technology applied by Micromet researchers. We are looking forward with our partner Novuspharma to entering the next phase of the clinical development of MT201."

-ENDS-

Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Approval in Europe is expected by Abbott in mid-2003.
o Eight further CAT-derived human therapeutic antibodies are at various stages of clinical trials. There are five candidate therapeutic antibodies in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amgen, Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.


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Application of the Safe Harbor of the Private Securities Litigation Reform Act
of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future.
Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.


Micromet AG:
o Micromet AG, a private Munich-based biotechnology company, puts novel concepts in immunotherapy to work. Using proprietary technologies, the Company is building a strong pipeline of innovative drug candidates for the treatment of cancer, inflammation and autoimmune disease. Two candidates are currently in clinical trials.
o The Company has established a powerful drug development platform based on its BiTE(TM) technology ("Bispecific T cell engagers"), a unique drug format that leverages the outstanding cytotoxic potential of T cells, the most powerful `killer cells' of the human immune system. In addition Micromet is exploiting the potential of SCAs (single-chain antibodies) for the development of novel drug formats under a multiyear strategic collaboration with Enzon Inc.
o Micromet has integrated infrastructure and expertise in all disciplines of drug design and development. For further information, please visit the company's web site at www.micromet.de.